      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2001
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                        AFFILIATED MANAGERS GROUP, INC.
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                                     04-3218510
      (State or other jurisdiction of incorporation or                  (I.R.S. Employer Identification Number)
                       organization)

                      TWO INTERNATIONAL PLACE, 23RD FLOOR
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 747-3300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                WILLIAM J. NUTT
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                        Affiliated Managers Group, Inc.
                      Two International Place, 23rd Floor
                          Boston, Massachusetts 02110
                                 (617) 747-3300
   (Name and address, including zip code, and telephone number, of agent for service)
                         ------------------------------

                                   COPIES TO:
                          MARTIN CARMICHAEL III, P.C.
                              Goodwin Procter LLP
                                 Exchange Place
                          Boston, Massachusetts 02109
                                 (617) 570-1000
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ______
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                   AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
         SECURITIES BEING REGISTERED              BE REGISTERED       PER SECURITY(1)     OFFERING PRICE(1)    REGISTRATION FEE
Liquid Yield Option Notes (Zero Coupon -
  Senior) due 2021 (LYONs) (2)...............     $251,000,000             89.6%            $224,896,000            $56,224
Common Stock, par value $.01 per share.......          (3)                  --                   --                   (4)

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the bid and ask prices for the LYONs in secondary market transactions executed by Merrill Lynch, Pierce, Fenner & Smith Incorporated on May 30, 2001.

(2) Issued at an original price of $904.95 per $1,000 principal amount at maturity, which represents an aggregate initial issue price of $227,142,450 and an aggregate principal amount at maturity of $251,000,000.

(3) Includes 2,916,494 shares of common stock issuable upon conversion of the LYONs at the rate of 11.6195 shares of common stock per $1,000 principal amount at maturity of the LYONs. Under Rule 416 of the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4) Under Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the LYONs because no additional consideration will be received in connection with the exercise of the conversion privilege.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SECURITYHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 1, 2001

PROSPECTUS

                                  $251,000,000
                        AFFILIATED MANAGERS GROUP, INC.
[LOGO]
                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                            (ZERO COUPON -- SENIOR)
                                      AND
                           COMMON STOCK ISSUABLE UPON
                            CONVERSION OF THE LYONS
                           --------------------------
                                 THE OFFERING:

    We issued the LYONs in a private placement in May 2001 at an issue price of $904.95 per LYON. This prospectus will be used by selling securityholders to resell their LYONs and the common stock issuable upon conversion of their LYONs. We will not pay interest on the LYONs prior to maturity, subject to our right to elect to do so if specified changes occur with respect to United States federal income taxation. Instead, on May 7, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 0.50% per year calculated from May 7, 2001. The LYONs rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, but are structurally subordinated to the indebtedness and other liabilities of our Affiliates.

                          CONVERTIBILITY OF THE LYONS:

    Holders may convert their LYONs into 11.6195 shares of our common stock per LYON, subject to adjustment, only if (1) during any calendar quarter commencing after June 30, 2001 the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 120% and declining 0.12658% each quarter thereafter, of the accreted conversion price per share of our common stock on the last trading day of the preceding calendar quarter, (2) the assigned credit rating of the LYONs by Standard & Poor's is below BB-, (3) the LYONs are called for redemption, or (4) specified corporate transactions have occurred. Our common stock trades on the New York Stock Exchange under the symbol "AMG." The last reported sale price of the common stock on the New York Stock Exchange on May 30, 2001 was $56.70 per share.

PURCHASE OF THE LYONS BY AFFILIATED MANAGERS GROUP AT THE OPTION OF THE HOLDER:

    Holders may require us to purchase all or a portion of their LYONs on May 7, 2002 at a price of $909.48, on May 7, 2004 at a price of $918.61, on May 7, 2006 at a price of $927.83, on May 7, 2011 at a price of $951.29 and on May 7, 2016 at a price of $975.34. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, upon a change in control occurring on or before May 7, 2006, each holder may require us to repurchase all or a portion of their LYONs for cash.

      REDEMPTION OF THE LYONS AT THE OPTION OF AFFILIATED MANAGERS GROUP:

    We may redeem all or a portion of the LYONs at any time on or after May 7, 2006, at a price equal to the sum of the issue price and accrued original issue discount of such LYONs on the redemption date.
                           --------------------------

    INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                           --------------------------

    We will not receive any of the proceeds from the sale of the LYONs or the common stock by any of the selling securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended. If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by these broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act, of 1933, as amended. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                  The date of this prospectus is       , 2001.

-TM-TRADEMARK OF MERRILL LYNCH & CO., INC.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      3
Risk Factors................................................      7
Use of Proceeds.............................................     14
Ratio of Earnings to Fixed Charges..........................     14
Description of LYONs........................................     15
Certain United States Federal Income Tax Consequences.......     31
Selling Securityholders.....................................     36
Plan of Distribution........................................     38
Legal Matters...............................................     39
Experts.....................................................     39
Where You Can Find More Information.........................     40

                            ------------------------

    This prospectus, which includes the documents incorporated by reference herein, may contain various "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forwarding-looking terminology such as "believes", "expects", "prospects", "estimated", "should", "may", "intends" or the negative thereof or other variations thereon or comparable terminology indicating our expectations or beliefs concerning future events. We caution that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, a number of which are identified in the prospectus. Other factors could also cause actual results to differ materially from expected results included in these statements. See "Risk Factors."

    We undertake no obligation to update these forward-looking statements as a result of any events or circumstances after the date made or to reflect the occurrence of unanticipated events.

                                    SUMMARY

    YOU SHOULD READ THIS ENTIRE PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE, BEFORE MAKING AN INVESTMENT DECISION. EXCEPT AS OTHERWISE INDICATED, WHEN USED IN THIS PROSPECTUS, THE TERMS "AFFILIATED MANAGERS GROUP," "WE," "OUR" AND "US" REFER TO AFFILIATED MANAGERS GROUP, INC., AND NOT ITS AFFILIATES OR OTHER SUBSIDIARIES.

                                  THE COMPANY

    Affiliated Managers Group is an asset management company that addresses the succession and transition issues facing the principals of growing mid-sized investment management firms. Our strategy is to generate growth through the internal growth of our existing Affiliates, as well as through investments in new Affiliates. Our transaction structure allows individual members of each Affiliate's management team to retain significant direct ownership in their firm while maintaining operating autonomy. In addition, we provide centralized assistance to our Affiliates in strategic matters, marketing, distribution, product development and operations. Our affiliated investment management firms managed approximately $70 billion in assets as of March 31, 2001. For more information regarding Affiliated Managers Group, see "Where You Can Find More Information."

    In May 2001, we sold $251,000,000 aggregate principal amount at maturity of LYONs due May 7, 2021 to Merrill Lynch & Co., or the initial purchaser, in a private placement. The initial purchaser in turn sold these LYONs to qualified institutional buyers, who may resell the LYONs and the common stock issuable upon conversion of the LYONs, pursuant to this prospectus.

                                  THE OFFERING

LYONs..................................  $251,000,000 aggregate principal amount at maturity of
                                         LYONs due May 7, 2021. Except as described under
                                         "Description of LYONs -- Optional Conversion to Semiannual
                                         Coupon Note Upon Tax Event," we will not pay interest on
                                         the LYONs prior to maturity. Each LYON was issued at a
                                         price of $904.95 per LYON and has a principal amount at
                                         maturity of $1,000.

Maturity of the LYONs..................  May 7, 2021.

Yield to Maturity of LYONs.............  0.50% per year, computed on a semi-annual bond equivalent basis, calculated from May 7, 2001.

Original Issue Discount................  We sold each LYON with an original issue discount for
                                         United States federal income tax purposes equal to the
                                         principal amount at maturity of each LYON less the issue
                                         price to investors. You should be aware that, although we
                                         will not pay cash interest on the LYONs, U.S. investors
                                         must include accrued original issue discount in their
                                         gross income for United States federal income tax purposes prior to the conversion, redemption, sale or maturity of
                                         the LYONs (even if such LYONs are ultimately not
                                         converted, redeemed, sold or paid at maturity). See
                                         "Certain United States Federal Income Tax
                                         Consequences--U.S. Holders--Original Issue Discount."

Conversion Rights......................  For each LYON surrendered for conversion, a holder will receive 11.6195 shares of our common stock. The conversion rate may be adjusted for specified reasons, but will not
                                         be adjusted for accrued original issue discount. Upon
                                         conversion, a holder will not receive any cash payment
                                         representing accrued original issue discount. Instead,
                                         accrued original issue discount will be deemed paid by the shares of common stock received by the holder on
                                         conversion.

                                         Holders may surrender each LYON for conversion into shares of our common stock in any calendar quarter commencing
                                         after June 30, 2001 if, as of the last day of the
                                         preceding calendar quarter, the closing sale price of our
                                         common stock for at least 20 trading days in a period of
                                         30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a
                                         specified percentage, beginning at 120% and declining
                                         0.12658% per quarter thereafter until it reaches
                                         110.00018% for the quarter beginning April 1, 2021, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The
                                         accreted conversion price per share as of any day will
                                         equal the issue price of a LYON plus the accrued original
                                         discount to that day, divided by 11.6195, subject to any
                                         adjustments to the conversion rate through that day.

                                         Holders may also surrender a LYON for conversion during
                                         any period in which the credit rating assigned to the
                                         LYONs by Standard & Poor's is below BB-.

                                         LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may be
                                         surrendered for conversion until the close of business on
                                         the second business day prior to the redemption date. In
                                         addition, if we make a significant distribution to our
                                         stockholders or if we are a party to specified
                                         consolidations, mergers or binding share exchanges, LYONs
                                         may be surrendered for conversion, as described in
                                         "Description of LYONs--Conversion Rights." The ability to
                                         surrender LYONs for conversion will expire at the close of business on May 7, 2021.

Ranking................................  The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment with all of our existing
                                         and future unsecured and unsubordinated indebtedness. The
                                         LYONs are structurally subordinated to the indebtedness
                                         and other liabilities of our Affiliates and subsidiaries.
                                         Our borrowings under our credit facility are secured by
                                         pledges of all of our interests in our Affiliates and
                                         subsidiaries. As of March 31, 2001, our Affiliates and
                                         subsidiaries had debt outstanding of approximately
                                         $1.8 million, in addition to other liabilities, including
                                         trade payables, to which the LYONs would have been
                                         structurally subordinated.

Sinking Fund...........................  None.

Optional Redemption....................  We may redeem all or a portion of the LYONs for cash at any time on or after May 7, 2006, at the redemption prices set forth in this prospectus. See "Description of
                                         LYONs--Redemption of LYONs at the Option of Affiliated
                                         Managers Group."

Purchase of the LYONs by us at the
  Option of the Holder.................  Holders may require us to purchase their LYONs on May 7,
                                         2002 at a price of $909.48, on May 7, 2004 at a price of
                                         $918.61, on May 7, 2006 at a price of $927.83, on May 7,
                                         2011 at a price of $951.29 and on May 7, 2016 at a price
                                         of $975.34. We may choose to pay the purchase price in
                                         cash or common stock or a combination of cash and common
                                         stock. See "Description of LYONs--Purchase of LYONs by
                                         Affiliated Managers Group at the Option of the Holder" and
                                         "Description of LYONs--Change in Control Permits Purchase
                                         of LYONs at the Option of the Holder."

Change in Control......................  Upon a change in control of Affiliated Managers Group occurring on or before May 7, 2006, each holder may
                                         require us to repurchase all or a portion their LYONs at a price equal to the issue price of such LYONs plus accrued
                                         original issue discount to the date of repurchase. The
                                         term change in control is defined in "Description of
                                         LYONs--Change in Control Permits Purchase of LYONs at the
                                         Option of the Holder."

Optional Conversion to Semiannual
  Coupon Note
  Upon Tax Event.......................  From and after the occurrence of a tax event, at our option, interest in lieu of future original issue discount will accrue on each LYON from the option exercise date at
                                         0.50% per year on the restated principal amount and will
                                         be payable semiannually on each interest payment date to
                                         holders of record at the close of business on each regular record date immediately preceding such interest payment
                                         date. The term tax event is defined in "Description of
                                         LYONs--Optional Conversion to Semiannual Coupon Note Upon
                                         Tax Event." Interest will be computed on the basis of a
                                         360-day year comprised of twelve 30-day months and will
                                         accrue from the most recent date to which interest has
                                         been paid or, if no interest has been paid, from the
                                         option exercise date. In such event, the redemption
                                         prices, purchase prices and change in control purchase
                                         price will be adjusted as described herein. However, there will be no changes in the holder's conversion rights. See
                                         "Description of LYONs -- Optional Conversion to Semiannual
                                         Coupon Note Upon Tax Event."

DTC Eligibility........................  The LYONs were issued in book-entry form and are represented by permanent global LYONs without coupons
                                         deposited with a custodian for and registered in the name
                                         of a nominee of DTC in New York, New York. Beneficial
                                         interests in any global LYON are shown on, and transfers
                                         thereof will be effected only through, records maintained
                                         by DTC and its direct and indirect participants, and any
                                         interest may not be exchanged for certificated LYONs
                                         except in limited circumstances described below.
                                         Settlement and all secondary market trading activity for
                                         the LYONs will be in same day funds. See "Description of
                                         LYONs -- Book-Entry System; Global Securities."

Trading................................  The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. However, LYONs
                                         sold using this prospectus will no longer be eligible for
                                         trading in the PORTAL system. We do not intend to list the
                                         LYONs on any national securities exchange. Our common
                                         stock is traded on the New York Stock Exchange under the
                                         symbol "AMG."

                                  RISK FACTORS

    Before purchasing the LYONs, you should carefully consider the risk factors described below. If any of the following risks actually occurs, it could materially adversely affect our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we are facing. We may have other risks and uncertainties of which we are not yet aware or which we currently believe are immaterial that may also impair our business operations.

OUR GROWTH STRATEGY DEPENDS UPON OUR MAKING NEW INVESTMENTS IN MID-SIZED ASSET MANAGEMENT FIRMS AS WELL AS CONTINUED GROWTH FROM OUR EXISTING AFFILIATES

    Our growth strategy includes acquiring ownership interests in mid-sized investment management firms. To date, we have invested in 15 such firms. We intend to continue this investment program in the future, assuming that we can find suitable firms to invest in and that we can negotiate agreements on acceptable terms. We cannot be certain that we will be successful in finding or investing in such firms or that they will have favorable operating results.

    We have been in operation for seven years and had net losses in the first four years. While historically our growth has come largely from making new investments, in recent periods the performance of our existing Affiliates has become increasingly important to our growth. We may not be successful in making new investments and the firms we invest in may fail to carry out their growth or management succession plans. As we continue to execute our business strategy, we may experience net losses in the future, which could have an adverse effect on our business, financial condition and results of operations.

WE EXPECT THAT WE WILL NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE TO FUND
  NEW INVESTMENTS

    The acquisition of interests in new Affiliates is a primary element of our growth strategy; accordingly, we are engaged in discussions and negotiations with prospective Affiliates on an ongoing basis. A large part of the purchase price we pay for the firms in which we invest usually consists of cash. We believe that our existing cash resources and cash flow from operations will be sufficient to meet our working capital needs for normal operations for the foreseeable future. However, we expect that these sources of capital will not be sufficient to fund future investments in firms. Therefore, we will need to raise capital by making additional long-term or short-term borrowings, or by selling shares of our stock or other equity or debt securities, including convertible securities, either publicly or privately, in order to complete further investments. This could increase our interest expense, decrease our net income or dilute the interests of our existing stockholders. Moreover, we may not be able to obtain financing for future investments on acceptable terms, if at all. Nothing under the terms of the LYONs will prohibit us from incurring additional debt which may be secured or unsecured debt ranking equal or junior to the LYONs.

WE RELY, IN PART, ON OUR CREDIT FACILITY TO FUND INVESTMENTS, WHICH IS SUBJECT TO RISKS ASSOCIATED WITH
DEBT FINANCING

    Under our revolving credit facility, we had outstanding borrowings of approximately $50 million as of May 30, 2001 and the ability to borrow up to an additional $280 million. We have the option, with the consent of our lenders, to increase the facility by another $70 million to a total of $400 million. We can use borrowings under our credit facility for future investments and for our working capital needs only if we continue to meet the financial tests under the terms of our credit facility. We anticipate that we will borrow in the future when we invest in additional investment management firms. This will subject us to the risks normally associated with debt financing.

    Our credit facility contains provisions for the benefit of our lenders which could operate in ways that restrict the manner in which we can conduct our business or may have an adverse impact on the interests of our stockholders. For example:

    - Our borrowings under the credit facility are collateralized by pledges of all of our interests in our affiliated investment management organizations, including all interests indirectly held through wholly-owned subsidiaries.

    - Our credit facility contains, and future debt instruments may contain, restrictive covenants that could limit our ability to obtain additional debt financing and could adversely affect our ability to make future investments in investment management firms. We have amended our credit facility to authorize the issuance of the LYONs.

    - Our credit facility prohibits us from paying dividends and other distributions to our stockholders and restricts us, our Affiliates and any other subsidiaries we may have from incurring indebtedness, incurring liens, disposing of assets and engaging in extraordinary transactions. We are also required to comply with the credit facility's financial covenants on an ongoing basis.

    - We cannot borrow under our credit facility unless we comply with its requirements.

    Because indebtedness under our credit facility bears interest at variable rates, interest rate increases will increase our interest expense, which could adversely affect our cash flow and ability to meet our debt service obligations. Although we are currently a party to interest rate hedging contracts designed to offset a portion of our exposure to interest rate fluctuations, we cannot be certain that this strategy will be effective. Our credit facility matures in December 2002. We may not be able to obtain new financing at terms similar to our current facility, which may have the effect of increasing our interest expense or decreasing our net income.

WE HAVE SUBSTANTIAL INTANGIBLES ON OUR BALANCE SHEET; ANY RE-EVALUATION OF OUR INTANGIBLES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL POSITION

    At March 31, 2001, our total assets were $768.5 million, of which $639.1 million were intangible assets consisting of acquired client relationships and goodwill. We cannot be certain that we will ever realize the value of such intangible assets. We are amortizing, or writing off, these intangible assets on a straight-line basis over periods ranging from seven to 28 years in the case of acquired client relationships and 15 to 35 years in the case of goodwill. We evaluate each investment and establish appropriate amortization periods based on a number of factors including:

    - the firm's historical and potential future operating performance and rate of attrition among clients;

    - the stability and longevity of existing client relationships;

    - the firm's recent, as well as long-term, investment performance;

    - the characteristics of the firm's products and investment styles;

    - the stability and depth of the firm's management team; and

    - the firm's history and perceived franchise or brand value.

    After making each investment, we reevaluate these and other factors on a regular basis to determine if the related intangible assets continue to be realizable and if the amortization period continues to be appropriate. Any future determination requiring the write-off of a significant portion of unamortized intangible assets could adversely affect our results of operations and financial position. In addition, we intend to invest in additional investment management firms in the future. While these firms may contribute additional revenue to us, they will also result in the recognition of additional intangible assets which will cause further increases in amortization expense.

    In May 2001, the Financial Accounting Standards Board concluded its deliberations concerning a new accounting standard on the accounting for business combinations. The standard is anticipated to be issued in the near term and, if issued, will no longer require us to amortize goodwill beginning in the first quarter of 2002. The standard will also cause us to change our method for evaluating goodwill impairment. There can be no assurance that this standard will be issued in its proposed form, or at all.

WE AND OUR AFFILIATES RELY ON CERTAIN KEY PERSONNEL AND CANNOT GUARANTEE THEIR
  CONTINUED SERVICE

    We depend on the efforts of William J. Nutt, our Chairman and Chief Executive Officer, Sean M. Healey, our President and Chief Operating Officer, and our other officers. Messrs. Nutt and Healey, in particular, play an important role in identifying suitable investment opportunities for us.
Messrs. Nutt and Healey do not have employment agreements with us, although each of them has a significant equity interest in us, including options subject to vesting provisions.

    In addition, Tweedy, Browne Company LLC and Essex Investment Management Company, LLC, our largest two Affiliates based on revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, contribution, depend heavily on the services of key principals, who have managed their firms for over 20 years and are primarily responsible for all investment decisions. Although each of the principals has a significant equity interest in their firm and has entered into an employment agreement with their respective firm providing for continued employment until October 2007, in the case of Tweedy, Browne, and March 2008, in the case of Essex, these arrangements are not a guarantee that these principals will remain with their firms until that date.

    Our loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management personnel may adversely affect our business. The market for investment managers is extremely competitive and is increasingly characterized by frequent movement by investment managers among different firms. In addition, because individual investment managers at our Affiliates often maintain a strong, personal relationship with their clients based on the clients' trust in individual managers, the loss of a key investment manager at an Affiliate could jeopardize the Affiliate's relationships with its clients and lead to the loss of client accounts. Losing client accounts in these circumstances could have a material adverse effect on the results of our operations and our financial condition and that of our Affiliates. Although we use a combination of economic incentives, vesting provisions, and, in some instances, non-solicitation agreements and employment agreements in an attempt to retain key management personnel, we cannot guarantee that key managers will remain with us.

BECAUSE OUR AFFILIATES OFFER A BROAD RANGE OF INVESTMENT MANAGEMENT SERVICES AND UTILIZE A NUMBER OF DISTRIBUTION CHANNELS, CHANGING CONDITIONS IN THE FINANCIAL AND SECURITIES MARKETS DIRECTLY AFFECT OUR PERFORMANCE

    Prior to the year 2000, the investment management sector had been one of the fastest growing sectors in the financial services industry. As one example of this growth, the assets under management of mutual funds increased at a compound annual growth rate of 25% from 1995 to the end of 1999, to a total of $6.8 trillion at the end of 1999, according to the Investment Company Institute. In 2000, however, the investment management sector, like the financial services industry more broadly, experienced extraordinary volatility, as equity markets declined significantly. In 2000, the Dow Jones Industrial Average declined 4.71% and the NASDAQ Composite Index declined 39.18%.

    Domestic and foreign economic conditions and general trends in business and finance, among other factors, affect the financial markets and businesses operating in the securities industry. Broader market performance may continue to be unfavorable in the future. A continued decline in the financial markets or a lack of sustained growth may result in a corresponding decline in our Affiliates' performance and may cause our Affiliates to experience declining assets under management and/or fees, which would reduce cash flow distributable to us.

    Our Affiliates' investment management contracts provide for payment based on the market value of assets under management, although a portion also provide for payment based on investment performance. Because most of these contracts provide for payments based on market values of securities, fluctuations in securities prices will directly affect our consolidated results of operations and financial condition. Changes in our Affiliates' clients' investment patterns will also affect the total assets under management.

    Investment management contracts at some of our Affiliates provide that fees are paid on the basis of investment performance. Fees based on investment performance are inherently dependent on investment results, and therefore may vary substantially from year to year. In particular, performance-based fees were of an unusual magnitude in 1998 and 1999, but were not as significant in 2000, and may not recur to even the same magnitude as 2000 in the current or future years, if at all. In addition, while the performance-based fee contracts of our Affiliates apply to investment management services in a range of investment management styles and securities market sectors, such contracts may be concentrated in particular styles and sectors. For example, in 1999 we benefited from a concentration of products in technology sectors which performed well in that year, but declined significantly since that time. To the extent contracts are concentrated within styles or sectors, they are subject to the continuing impact of fluctuating securities prices in those styles and sectors as well as the performance of the relevant Affiliates.

OUR AFFILIATES' INVESTMENT MANAGEMENT CONTRACTS ARE SUBJECT TO TERMINATION ON SHORT NOTICES

    Our Affiliates derive almost all of their revenues from investment management contracts. These contracts are typically terminable without penalty upon 60 days' notice in the case of mutual fund clients or upon 30 days' notice in the case of individual and institutional clients. As a result, our Affiliates' clients may withdraw funds from accounts managed by the Affiliates at their election. Moreover, some of our Affiliates' fees are higher than those of other investment managers for similar types of investment services. The ability of each of our Affiliates to maintain its fee levels in a competitive environment depends on its ability to provide clients with investment returns and services that are satisfactory to its clients. We cannot be certain that our Affiliates will be able to retain their existing clients or to attract new clients at their current fee levels.

THE FAILURE TO RECEIVE REGULAR DISTRIBUTIONS FROM OUR AFFILIATES WOULD ADVERSELY
  AFFECT US

    Because we are a holding company, we receive all of our cash from distributions made to us by our Affiliates. All of our Affiliates, other than The Managers Funds LLC, have entered into agreements with us under which they have agreed to pay to us a specified percentage of their gross revenues. In our agreements with our Affiliates, the distributions made to us by our Affiliates represent only a portion of our Affiliates' gross revenues. Our Affiliates use the portion of their revenues not required to be distributed to us to pay their operating expenses and distributions to their management teams. The payment of distributions to us by our Affiliates may be subject to the claims of our Affiliates' creditors and to limitations applicable to our Affiliates under state laws governing corporations, partnerships and limited liability companies, state and federal regulatory requirements for the securities industry and bankruptcy and insolvency laws. As a result, we cannot guarantee that our Affiliates will always make these distributions.

OUR OBLIGATIONS TO PURCHASE ADDITIONAL EQUITY IN OUR AFFILIATES MAY ADVERSELY
  AFFECT US

    When we made our original investments in our Affiliates, we agreed to purchase the additional ownership interests in each Affiliate from the owners of these interests on pre-negotiated terms, which are subject to several conditions and limitations. Consequently, we may have to purchase some of these interests from time to time for cash, which we may have to borrow, or in exchange for newly issued shares of our common stock. These purchases may result in us having more interest expense and less net income or in our existing stockholders experiencing a dilution of their ownership of us. In addition, because these pre-negotiated terms are generally based on trailing revenues, we cannot assure you that the value of the equity we purchased is equal to the purchase price we must pay. These purchases will also result in our ownership of larger portions of our Affiliates, which may have an adverse effect on our cash flow and liquidity.

AFFILIATES' AUTONOMY EFFECTIVELY LIMITS OUR ABILITY TO ALTER THEIR MANAGEMENT
  PRACTICES AND POLICIES

    Although our agreements with our Affiliates give us the authority to control some types of business activities undertaken by them and we have voting rights with respect to significant decisions, our Affiliates manage their own day-to-day operations, including all investment management policies and fee levels, product development, client relationships, compensation programs and compliance activities. As a result, we may not become aware, for example, of one of our Affiliates' non-compliance with a regulatory requirement as quickly as if we were involved in the day-to-day business of the Affiliate or we may not become aware of such non-compliance at all. In these situations, our financial condition and results of operations may be adversely affected by problems stemming from the day-to-day operations of our Affiliates.

WE MAY BE RESPONSIBLE FOR LIABILITIES INCURRED BY OUR AFFILIATES

    Some of our existing Affiliates are partnerships of which we are the general partner. Consequently, to the extent any of these Affiliates incurs liabilities or expenses which exceed its ability to pay for them, we are liable for their payment. In addition, with respect to all of our Affiliates we may be held liable in some circumstances as a control person for their acts as well as those of their employees. We and our Affiliates maintain errors and omissions and general liability insurance in amounts that we and they believe to be adequate to cover many potential liabilities. We cannot be certain, however, that we will not have claims which exceed the limits of our available insurance coverage, that our insurers will remain solvent and will meet their obligations to provide coverage, or that insurance coverage will continue to be available to us with sufficient limits or at a reasonable cost. A judgment against us or any of our Affiliates in excess of our available coverage could have a material adverse effect on us.

OUR INDUSTRY AND OUR AFFILIATES' INDUSTRY ARE HIGHLY COMPETITIVE

    We are an asset management company which acquires and holds mid-sized investment management firms. The market for partial or total acquisitions of interests in investment management firms is highly competitive. Many other public and private financial services companies, including commercial and investment banks, insurance companies and investment management firms, have significantly greater resources than us, and invest in or buy investment management firms. We cannot guarantee that we will be able to compete effectively with such competitors, that new competitors will not enter the market or that such competition will not make it more difficult or impracticable for us to make new investments in investment management firms.

    Our Affiliates compete with a broad range of investment managers, including public and private investment advisers as well as firms associated with securities broker-dealers, banks, insurance companies and other entities. From time to time, our Affiliates may also compete with each other for clients. Many of our Affiliates' competitors have greater resources than do we and our Affiliates. In addition to competing directly for clients, competition may reduce the fees that our Affiliates can obtain for their services. We believe that each Affiliate's ability to compete effectively with other firms is dependent upon the Affiliate's products, level of investment performance and client service, as well as the marketing and distribution of its investment products. We cannot be certain that our Affiliates will be able to achieve favorable investment performance and retain their existing clients.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO POLITICAL, REGULATORY, ECONOMIC AND
  CURRENCY RISKS

    Some of our affiliated investment management firms operate or advise clients outside of the United States. Furthermore, in the future we may invest in investment management firms that operate or advise clients outside of the United States and our existing Affiliates may expand their non-U.S. operations. Our Affiliates take risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting investment advisory fees receivable, political instability, fluctuations in currency exchange rates, expatriation controls and potential adverse tax consequences.

We cannot be certain that one or more of these risks will not have an adverse effect on us or our Affiliates, including investment management firms in which we may invest in the future, and, consequently, on our consolidated business, financial condition and results of operations.

OUR AFFILIATES' BUSINESSES ARE HIGHLY REGULATED

    Many aspects of our Affiliates' businesses are subject to extensive regulation by various U.S. federal regulatory authorities, certain state regulatory authorities, and non-U.S. regulatory authorities. We cannot assure you that our Affiliates will fulfill all applicable regulatory requirements. The failure of any Affiliate to meet regulatory requirements could subject that Affiliate to sanctions which might materially impact the Affiliate's business and our business.

THE PRICE OF OUR COMMON STOCK HISTORICALLY HAS BEEN VOLATILE; WE HAVE NOT PAID DIVIDENDS ON OUR
COMMON STOCK

    Subject to specified conditions, the LYONs are convertible into shares of our common stock. Also, we have the option to pay holders of LYONs in our common stock if a holder requires us to repurchase LYONs. The market price of our common stock has historically experienced and may continue to experience high volatility. Our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. We have never declared or paid a cash dividend on our common stock. We intend to retain earnings to repay debt and to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any declaration of cash dividends in the future will depend, among other things, upon our results of operations, financial condition and capital requirements as well as general business conditions. Our credit facility also prohibits us from making dividend payments to our stockholders.

A SUBSTANTIAL PORTION OF OUR COMMON STOCK IS HELD BY A SMALL NUMBER OF INVESTORS AND CAN BE RESOLD OR IS SUBJECT TO REGISTRATION RIGHTS

    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market, the market price of our common stock could fall. Such sales may also make it more difficult for us to sell equity or equity-related securities in the public market in the future at a time and at a price that we deem appropriate.

    In addition, we have registered for resale the 4,550,000 shares of our common stock reserved for issuance under our stock option plan. As of May 30, 2001, options to purchase 2,499,115 shares of our common stock were outstanding and, upon exercise of these options, the underlying shares will be eligible for sale in the public market from time to time. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

    In addition, some of the managers of our Affiliates have the right under some circumstances to exchange portions of their interests in our Affiliates for shares of our common stock. Some of these managers also have the right to include these shares in a registration statement filed by us under the Securities Act. By exercising their registration rights and causing a large number of shares to be sold in the public market, these holders may cause the price of our common stock to fall. In addition, any demand to include shares in our registration statements could have an adverse effect on our ability to raise needed capital.

OUR HOLDING COMPANY STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS

    The LYONs are obligations exclusively of Affiliated Managers Group. We are a holding company and, accordingly, receive substantially all of our cash, other than funds obtained through financings, from distributions and loans made to us by our Affiliates and subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, is dependent upon the earnings of our Affiliates and subsidiaries. In addition, we are dependent on the distribution of revenues by our Affiliates and subsidiaries to us.

    Our Affiliates and subsidiaries are separate and distinct legal entities. We do not own 100% of the equity interests of our Affiliates, other than The Managers Funds LLC. Our Affiliates and subsidiaries have no obligation to pay any amounts due on the LYONs. Under the organizational documents of the Affiliates, the allocations and distributions of cash to us generally take priority over the allocations and distributions to the other owners of the Affiliates, but we cannot guarantee that our Affiliates will always make these distributions. The payment of distributions to us by our Affiliates may be subject to the claims of our Affiliates' creditors and to limitations applicable to our Affiliates under state laws governing corporations, partnerships and limited liability companies, state and federal regulatory requirements for the securities industry and bankruptcy and insolvency laws. Payments to us by our Affiliates and subsidiaries will also be contingent upon our Affiliates' and subsidiaries' earnings and business considerations.

    Our right to receive any assets of any of our Affiliates or subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be structurally subordinated to the claims of that Affiliate's or subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our Affiliates or subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our Affiliates or subsidiaries and any indebtedness of our Affiliates or subsidiaries senior to that held by us. In addition, our borrowings under our credit facility are collateralized by pledges of all of our interests in Affiliates, including all interests which are directly held by us, as well as all interests which are indirectly held by us through wholly-owned subsidiaries, which interests represent substantially all of our assets.

    As of March 31, 2001, our Affiliates and subsidiaries had debt outstanding of approximately $1.8 million, in addition to other liabilities, including trade payables, to which the LYONs would have been structurally subordinated as described above.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE
  IN CONTROL OFFER

    Upon the occurrence of specific kinds of change in control events occurring on or before May 7, 2006, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of LYONs. In addition, specified important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

    In addition, we are subject to change in control provisions with respect to our credit facility. Under that facility, specified change of control events, which may not constitute a change in control under the indenture governing the LYONs, would result in a deemed event of default and a possible acceleration of the indebtedness. In such event, the lenders would have the right to require that the indebtedness under the facility become due and payable. In this case, as more generally, it is possible that we will not have sufficient funds to repay bank indebtedness.

LACK OF TRADING MARKET FOR LYONS

    The LYONs comprise a new issue of securities by us for which there is currently no public market. We cannot assure you that a public trading market for the LYONs will develop or as to the liquidity of any such market, nor assure you of the ability of holders to sell their LYONs or the price at which holders will be able to sell them. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

OUR CHARTER AND BY-LAWS AND DELAWARE LAW MAY IMPEDE TRANSACTIONS FAVORABLE TO
  OUR STOCKHOLDERS

    Several provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law may, together or separately, prevent a transaction which is beneficial to our stockholders from occurring. These provisions may discourage potential purchasers from presenting acquisition proposals, delay or prevent potential purchasers from acquiring a controlling interest in us, block the removal of incumbent directors or limit the price that potential purchasers might be willing to pay in the future for shares of our common stock. These provisions include the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the common stock. We are also subject to Section 203 of the Delaware General Corporation Law which, subject to a few exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the LYONs or the common stock issuable upon conversion of the LYONs by the selling securityholders. See "Selling Securityholders" for a list of those entities receiving proceeds from the sale of LYONs.

                       RATIO OF EARNINGS TO FIXED CHARGES

    For the purpose of computing the ratios of earnings to fixed charges, earnings consist of consolidated income from continuing operations before provision for income taxes, minority interest and fixed charges, and fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense deemed to represent interest.

                                                                                                          THREE MONTHS
                                                                        YEAR ENDED                           ENDED
                                                                       DECEMBER 31,                       ------------
                                                   ----------------------------------------------------    MARCH 31,
                                                     1996       1997       1998       1999       2000         2001
                                                   --------   --------   --------   --------   --------   ------------
Ratio of earnings to fixed charges...............    2.3x       2.5x       6.1x      15.4x       9.3x         9.5x

                              DESCRIPTION OF LYONS

    We issued $251,000,000 aggregate principal amount at maturity of LYONs in a private placement in May 2001. The LYONs were issued subject to the terms of a senior indenture dated as of May 7, 2001 that has been filed as an exhibit to this registration statement. The following summarizes some, but not all, of the material provisions of the LYONs and the indenture. The following summary is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this description, the terms "Affiliated Managers Group," "we," "our" and "us" refer to Affiliated Managers Group, Inc., and not its Affiliates or other subsidiaries.

GENERAL

    We issued $251,000,000 aggregate principal amount at maturity of LYONs. We may issue additional LYONs of this series in the future. The LYONs will mature on May 7, 2021. The principal amount at maturity of each LYON is $1,000. The LYONs are be payable at the office of the paying agent, which initially is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

    The LYONs were sold at a substantial discount from their principal amount at maturity. See "Certain United States Federal Income Tax Consequences -- U.S. Holders -- Original Issue Discount." We will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price of $904.95 per LYON. However, the LYONs accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount is based on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. The issue date for the LYONs and the commencement date for the accrual of original issue discount was May 7, 2001.

    Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON under the indenture. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

    LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

RANKING OF LYONS

    The LYONs are obligations exclusively of Affiliated Managers Group. We are a holding company and, accordingly, receive substantially all of our cash, other than funds obtained through financings, from distributions and loans made to us by our Affiliates and subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, is dependent upon the earnings of our Affiliates and subsidiaries. In addition, we are dependent on the distribution of revenues by our Affiliates and subsidiaries to us.

    Our Affiliates and subsidiaries are separate and distinct legal entities. Our Affiliates and subsidiaries have no obligation to pay any amounts due on the LYONs. Under the organizational documents of the Affiliates, other than The Managers Fund LLC, the allocations and distributions of cash to us generally take priority over the allocations and distributions to the other owners of the Affiliates, but we cannot guarantee that our Affiliates will always make these distributions. The payment of distributions to us by our Affiliates may be subject to the claims of our Affiliates' creditors and to limitations applicable to our Affiliates under state laws governing corporations, partnerships and limited liability companies, state and federal regulatory requirements for the securities industry and bankruptcy and insolvency laws. Payments to us by our Affiliates and subsidiaries will also be contingent upon our Affiliates' and subsidiaries' earnings and business considerations. In addition, our borrowings under our credit facility are collateralized by pledges of all of our interests in Affiliates, including all interests which are directly held by us, as well as all interests which are indirectly held by us through wholly-owned subsidiaries, which interests represent substantially all of our assets.

    Our right to receive any assets of any of our Affiliates or subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be structurally subordinated to the claims of that Affiliate's or subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our Affiliates or subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our Affiliates or subsidiaries and any indebtedness of our Affiliates or subsidiaries senior to that held by us.

    As of March 31, 2001, our Affiliates and subsidiaries had debt outstanding of approximately $1.8 million, in addition to other liabilities, including trade payables, to which the LYONs would have been structurally subordinated as described above.

CONVERSION RIGHTS

    Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

    The initial conversion rate is 11.6195 shares of common stock per LYON, subject to adjustment upon the occurrence of specified events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

    The ability to surrender LYONs for conversion will expire at the close of business on May 7, 2021.

    To convert a LYON into shares of common stock, a holder must:

    - complete and manually sign a conversion notice, a form of which is on the back of the LYON, and deliver the conversion notice to the conversion agent;

    - surrender the LYON to the conversion agent;

    - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

    - if required, pay all transfer or similar taxes.

    Under the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

    The conversion agent will, on our behalf, determine if the LYONs are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the LYONs has been satisfied, we will promptly notify the holders of the LYONs thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

    CONVERSION BASED ON COMMON STOCK PRICE. Holders may surrender LYONs for conversion into our shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining 0.12658% per quarter thereafter until it reaches 110.00018% for the quarter beginning April 1, 2021, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter.

    The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a principal national securities exchange, as reported by the Nasdaq System or otherwise as provided in the indenture.

    The table below shows the conversion trigger price per share of our common stock for each of the first 20 calendar quarters following issuance of the LYONs. These conversion trigger prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accrued conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by 0.12658% per quarter. The conversion trigger price for the calendar quarter beginning April 1, 2021 is $94.62.

                                                               (1)             (2)            (3)
                                                             ACCRETED       APPLICABLE   TRIGGER PRICE
CALENDAR QUARTER*                                        CONVERSION PRICE   PERCENTAGE     (1) X (2)
-------------------------------------------------------  ----------------   ----------   -------------
2001
  Quarter ended September 30, 2001.....................       $77.94        120.00000%      $93.53
  Quarter ended December 31, 2001......................        78.04        119.87342%       93.55

2002
  Quarter ended March 31, 2002.........................        78.14        119.74684%       93.56
  Quarter ended June 30, 2002..........................        78.23        119.62026%       93.58
  Quarter ended September 30, 2002.....................        78.33        119.49368%       93.60
  Quarter ended December 31, 2002......................        78.43        119.36710%       93.62

2003
  Quarter ended March 31, 2003.........................        78.53        119.24052%       93.64
  Quarter ended June 30, 2003..........................        78.62        119.11394%       93.65
  Quarter ended September 30, 2003.....................        78.72        118.98736%       93.67
  Quarter ended December 31, 2003......................        78.82        118.86078%       93.69

2004
  Quarter ended March 31, 2004.........................        78.92        118.73420%       93.70
  Quarter ended June 30, 2004..........................        79.02        118.60762%       93.72
  Quarter ended September 30, 2004.....................        79.12        118.48104%       93.74
  Quarter ended December 31, 2004......................        79.22        118.35446%       93.76

2005
  Quarter ended March 31, 2005.........................        79.31        118.22788%       93.77
  Quarter ended June 30, 2005..........................        79.41        118.10130%       93.79
  Quarter ended September 30, 2005.....................        79.51        117.97472%       93.81
  Quarter ended December 31, 2005......................        79.61        117.84814%       93.82

2006
  Quarter ended March 31, 2006.........................        79.71        117.72156%       93.84
  Quarter ended June 30, 2006..........................        79.81        117.59498%       93.85

------------------------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.

    CONVERSION BASED ON CREDIT RATING. Holders may also surrender a LYON for conversion during any period that the credit rating assigned to the LYONs by Standard & Poor's Rating Services is below BB-.

    CONVERSION BASED ON REDEMPTION. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

    A business day is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A trading day is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, on any business day.

    CONVERSION UPON OCCURRENCE OF CERTAIN CORPORATE TRANSACTIONS. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a LYON may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and, at the effective date, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Affiliated Managers Group or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction. If such transaction also constitutes a change in control of Affiliated Managers Group, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "--Change in Control Permits Purchase of LYONs by Affiliated Managers Group at the Option of the Holder."

    If we elect to make a distribution to all holders of shares of our common stock pursuant to the third and fourth bullets below of the provisions regarding adjustments to the conversion rate which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

    CONVERSION ADJUSTMENTS AND DELIVERY of COMMON STOCK. On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of such holder's fractional shares, will be deemed to satisfy our obligation to pay (1) the principal amount at maturity of the LYON and
(2) accrued original issue discount attributable to the period from the issue date through the conversion date.

    As a result, accrued original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

    If semiannual interest is payable to holders of LYONs, and such LYONs are converted after a record date, and prior to the next interest payment date, holders of such LYONs on the record date will receive the semi-annual interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

    The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

    We will adjust the conversion rate for:

    - dividends or distributions on our common stock payable in our common stock or other capital stock of Affiliated Managers Group;

    - subdivisions, combinations or certain reclassifications of our common stock;

    - distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

    - distributions to the holders of our common stock of our assets, including shares of capital stock of a subsidiary, or debt securities or certain rights to purchase our securities, excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution.

    If we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which ex-dividend trading commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

    However, no adjustment to the conversion rate need be made if holders of the LYONs may participate in the transaction or in certain other cases.

    In addition, the indenture provides that if we implement a stockholders' rights plan, such rights plan must provide that, upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

    - the issuance of the rights;

    - the distribution of separate certificates representing the rights;

    - the exercise or redemption of such rights in accordance with any rights agreement; or

    - the termination or invalidation of the rights.

    The indenture permits us to increase the conversion rate from time to time.

    Holders of the LYONs may be deemed to have received a distribution subject to federal income tax as a dividend upon:

    - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

    - an increase in the conversion rate at our discretion; or

    - failure to adjust the conversion rate in some instances.

    See "Certain United States Federal Income Tax Consequences--U.S. Holders--Constructive Dividend."

REDEMPTION OF LYONS AT THE OPTION OF AFFILIATED MANAGERS GROUP

    No sinking fund is provided for the LYONs. Prior to May 7, 2006, the LYONs will not be redeemable at our option. Beginning on May 7, 2006, we may redeem the LYONs for cash as a whole at any time, or from time to time in part. We will give not less than 15 days' nor more than 60 days' notice of redemption by mail to holders of LYONs.

    The table below shows redemption prices of a LYON on May 7, 2006, at each May 7 thereafter prior to maturity and at maturity on May 7, 2021. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                                (1)          (2)          (3)
                                                              --------   -----------   ----------
                                                                          ORIGINAL
                                                                LYON        ISSUE      REDEMPTION
                                                               ISSUE     DISCOUNT AT     PRICE
REDEMPTION DATE                                                PRICE        0.50%      (1) + (2)
---------------                                               --------   -----------   ----------
May 7, 2006.................................................  $904.95      $22.88      $  927.83
May 7, 2007.................................................   904.95       27.52         932.47
May 7, 2008.................................................   904.95       32.19         937.14
May 7, 2009.................................................   904.95       36.88         941.83
May 7, 2010.................................................   904.95       41.60         946.55
May 7, 2011.................................................   904.95       46.34         951.29
May 7, 2012.................................................   904.95       51.10         956.05
May 7, 2013.................................................   904.95       55.89         960.84
May 7, 2014.................................................   904.95       60.70         965.65
May 7, 2015.................................................   904.95       65.53         970.48
May 7, 2016.................................................   904.95       70.39         975.34
May 7, 2017.................................................   904.95       75.27         980.22
May 7, 2018.................................................   904.95       80.18         985.13
May 7, 2019.................................................   904.95       85.11         990.06
May 7, 2020.................................................   904.95       90.07         995.02
May 7, 2021.................................................   904.95       95.05       1,000.00

    If converted to semiannual coupon LYONs following the occurrence of a tax event, the LYONs will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to May 7, 2006. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

    If less than all of the outstanding LYONs are to be redeemed, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

PURCHASE OF LYONS BY AFFILIATED MANAGERS GROUP AT THE OPTION OF THE HOLDER

    On the purchase dates of May 7, 2002, May 7, 2004, May 7, 2006, May 7, 2011 and May 7, 2016 we will, at the option of the holder, be required to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to specified additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 30 business days prior to such purchase date until the close of business on such purchase date.

    The purchase price of a LYON will be:

    - $909.48 per LYON on May 7, 2002;

    - $918.61 per LYON on May 7, 2004;

    - $927.83 per LYON on May 7, 2006;

    - $951.29 per LYON on May 7, 2011; and

    - $975.34 per LYON on May 7, 2016.

    These purchase prices equal the issue price plus accrued original issue discount to the purchase dates.

    We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences -- U.S.
Holders -- Sale, Exchange, Conversion or Redemption."

    If, prior to a purchase date, the LYONs have been converted to semiannual coupon LYONs following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semiannual Coupon Note Upon Tax Event."

    We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

    - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

    - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

    - the procedures that holders must follow to require us to purchase their LYONs.

    The purchase notice given by each holder electing to require us to purchase LYONs must state:

    - the certificate numbers of the holder's LYONs to be delivered for purchase;

    - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

    - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

    - if we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions, discussed below, to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

     (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates; or

     (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

    If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Consequences -- U.S.
Holders -- Sale, Exchange, Conversion or Redemption."

    Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal must state:

    - the principal amount at maturity being withdrawn;

    - the certificate numbers of the LYONs being withdrawn; and

    - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

    If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

    We will pay cash based on the market price for all fractional shares of common stock if we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption."

    The market price means the average of the sale prices of the common stock for the five trading day period ending on, if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to, the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

    The sale price of the common stock on any date means the closing per share sale price, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

    Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

    Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information on our web site.

    Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

    - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

    - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

    If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences -- U.S. Holders -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

    As part of any purchase offer, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made promptly following the later of the purchase date or the time of delivery of the LYON.

    If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

    Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements.

    No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

    If any change in control occurring on or prior to May 7, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase all or any portion of the holder's LYONs. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

    We will be required to purchase the LYONs as of the date that is 35 business days after the occurrence of such change in control at a cash price equal to the issue price plus accrued original issue discount to the change in control purchase date.

    If prior to a change in control purchase date the LYONs have been converted to semiannual coupon LYONs following the occurrence of a tax event, we will be required to purchase the LYONs at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

    Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

    - the events causing a change in control;

    - the date of such change in control;

    - the last date on which the purchase right may be exercised;

    - the change in control purchase price;

    - the change in control purchase date;

    - the name and address of the paying agent and the conversion agent;

    - the conversion rate and any adjustments to the conversion rate;

    - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

    - the procedures that holders must follow to exercise these rights.

    To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

    - the certificate numbers of the LYONs to be delivered by the holder;

    - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

    - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

    Any change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the change in control purchase date.

    The notice of withdrawal must state:

    - the principal amount at maturity being withdrawn;

    - the certificate numbers of the LYONs being withdrawn; and

    - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

    Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

    If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

    Under the indenture, a change in control of Affiliated Managers Group is deemed to have occurred at such time as:

    - any person, including its affiliates and associates, other than Affiliated Managers Group, its subsidiaries or their employee benefit plans, files a
      Schedule 13D or 14D-1, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

    - we complete any consolidation or merger pursuant to which our common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger in which the holders of our common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

    The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

    As part of any purchase offer in the event of a change in control, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Affiliated Managers Group. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

    - to accumulate shares of common stock;

    - to obtain control of Affiliated Managers Group by means of a merger, tender offer, solicitation or otherwise; or

    - by management to adopt a series of anti-takeover provisions.

    The change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

    We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our Affiliates') outstanding indebtedness. See "-- Ranking of LYONs".

    No LYONs may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

EVENTS OF DEFAULT

    The indenture defines an event of default as one or more of the following:

        (1) default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon LYONs following a tax event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon LYONs following a tax event, accrued and unpaid interest and such default continues for a period of 30 days), redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable; and

        (2) failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure, or obtain a waiver of, such default within 30 days after receipt by Affiliated Managers Group of such notice; and

        (3) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations, other than nonrecourse obligations, for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount, taken together with amounts under (4), in excess of $30 million and continuance of such failure; and

        (4) the acceleration of indebtedness of Affiliated Managers Group in an amount, taken together with amounts under (3), in excess of $30 million because of a default with respect to such indebtedness, without, in the case of (3) or (4), such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (3) or (4) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; and

        (5) final unsatisfied judgments not covered by insurance aggregating in excess of $30 million rendered against us or any of our Affiliates and not stayed, bonded or discharged within 60 days; and

        (6)  our bankruptcy, insolvency or reorganization.

    If an event of default, other than an event of default described in clause (6) above, occurs and continues, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration to be immediately due and payable. If an event of default described in clause (6) above occurs, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event will automatically become and be immediately due and payable. If the LYONs have been converted to semiannual coupon LYONs following the occurrence of a tax event, the amount due on an acceleration will be the restated principal amount plus accrued and unpaid interest.

    After acceleration, the holders of a majority in aggregate principal amount at maturity of the LYONs may, under specified circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal or other specified amount, have been cured or waived.

    Prior to the declaration of the acceleration of the LYONs, the holders of a majority in aggregate principal amount at maturity of the LYONs may waive, on behalf of all of the holders of the LYONs, any default and its consequences, except an event of default described in paragraph (1) above, a default in respect of a provision that cannot be amended without the consent of all of the holders of the LYONs or a default that constitutes a failure to convert any LYON into shares of common stock. Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount at maturity of the LYONs will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

    A holder will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

        (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the LYONs;

        (2) the holders of a least 25% in aggregate principal amount at maturity of the LYONs have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding;

        (3) such holder or holders offer to the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense; and

        (4) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount at maturity of the LYONs within 60 days after the original request.

    Holders may, however, sue to enforce the payment of the principal amount at maturity, or if the LYONs have been converted to semiannual coupon notes following a tax event, the restated principal amount, issue price, accrued original issue discount, or if the LYONs have been converted to semiannual coupon notes following a tax event, accrued and unpaid interest, redemption price, purchase price or change in control purchase price with respect to any LYON on or after the due date or to enforce the right, if any, to convert any LYON without following the procedures listed in (1) through (3) above.

    We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

    From and after the date of the occurrence of a tax event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 0.50% per year on a principal amount per LYON equal to the issue price plus original issue discount accrued to the date of the tax event or the date on which we exercise the option described herein, whichever is later.

    Such interest will accrue from the option exercise date and will be payable semiannually on the interest payment dates of May 7 and November 7 of each year to holders of record at the close of business on April 21 or October 22 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date.

    A tax event means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after May 1, 2001, as a result of:

        (1) any amendment to, or change, including any announced prospective change, in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein, or

        (2) any amendment to, or change in, the interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after May 1, 2001, there is more than an insubstantial risk that interest, including original issue discount, payable on the LYONs either:

    - would not be deductible on a current accrual basis, or

    - would not be deductible under any other method, in either case in whole or in part, by us, by reason of deferral, disallowance, or otherwise, for United States federal income tax purposes.

    The Clinton Administration proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact these proposed changes in the law.

    If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

    - deduct the interest, including original issue discount, payable on the LYONs on a current accrual basis, or

    - deduct the interest, including original issue discount, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a tax event and the terms of the LYONs would be subject to modification at our option as described above.

    The modification of the terms of LYONs by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Consequences."

BOOK-ENTRY SYSTEM; GLOBAL SECURITIES

    The LYONs are represented by one or more global securities. Each global security:

    - is registered in the name of The Depository Trust Company, also known as DTC;

    - is deposited with DTC or DTC's nominee or custodian; and

    - bears any required legends.

    No global security may be exchanged in whole or in part for LYONs registered in the name of any person other than DTC or any nominee unless:

    - DTC has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary; or

    - an event of default is continuing.

    As long as DTC, or its nominee, is the registered owner of a global security, DTC or its nominee will be considered the sole owner and holder of the LYONs represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

    - will not be entitled to have LYONs registered in their names;

    - will not be entitled to physical delivery of certified LYONs; and

    - will not be considered to be holders of those LYONs under the indenture.

    Payments on a global security will be made to DTC or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

    Institutions that have accounts with DTC or its nominee are referred to as participants. Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of LYONs represented by the global security to the accounts of its participants.

    Ownership of beneficial interests in a global security will be shown on and effected through records maintained by DTC, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

    Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for DTC's or any participant's records with respect to beneficial interests in a global security.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We may not consolidate with or merge into any other person in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

    - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

    - the successor assumes our obligations on the LYONs and under the indenture;

    - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

    - specified other conditions are met.

DISCHARGE OF THE INDENTURE

    We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock, as applicable under the terms of the indenture, sufficient to pay all of the outstanding LYONs and paying all other sums payable by us under the indenture.

MODIFICATION

    We and the trustee may make modifications and amendments to the indenture without the consent of holders of LYONs for specified limited purposes. We and the trustee may also make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount at maturity of the LYONs. However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each LYON if such modification or amendment would:

    - change the stated maturity of any LYON;

    - reduce the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a tax event, the restated principal amount), issue price, accrued original issue discount (or if the LYONs have been converted to semiannual coupon notes following a tax event, accrued and unpaid interest), redemption price, purchase price or change in control purchase price with respect to any LYON;

    - change the place of payment or the currency in which any LYON is payable;

    - alter the manner or rate of accrual of original issue discount or interest on any LYON or extend the time of payment; make any LYON payable in money or securities other than that stated in the LYON; make any change that adversely affects the right to require us to purchase a LYON;

    - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, any LYON; or

    - change the provisions in the indenture that relate to modifying or amending the indenture.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

    If a bankruptcy proceeding is commenced in respect of Affiliated Managers Group, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of our Affiliates.

GOVERNING LAW

    The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

    First Union National Bank is the trustee, registrar, paying agent and conversion agent under the indenture.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    This is a summary of certain United States federal income tax consequences relevant to holders of LYONs and common stock issuable upon conversion or repurchase by us of the LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. The discussion below deals only with LYONs and common stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, tax exempt entities, persons holding LYONs or common stock in a tax deferred or tax-advantaged account, persons who are former citizens or long-term residents of the United States subject to taxation as expatriates or persons holding LYONs or common stock as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging," "constructive sale" or "conversion" transaction for tax purposes. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are taxed as partnerships or other pass-through entities for United States federal income tax purposes. We do not address all of the tax consequences that may be relevant to a holder of LYONs or common stock. In particular, we do not address:

    - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs or common stock;

    - the United States federal estate (except where indicated), gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs or common stock;

    - the consequences to persons who hold the LYONs or common stock whose functional currency is not the United States dollar; or

    - any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs or ownership or disposition of the common stock issuable upon conversion or repurchase of the LYONs.

    Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

    A U.S. Holder is a beneficial owner of the LYONs or, where applicable, common stock who or which is:

    - a citizen or individual resident of the United States, as defined in
      Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

    - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

    - an estate if its income is subject to United States federal income taxation regardless of its source; or

    - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

    If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of LYONs or common stock into which LYONs have been converted (or with which LYONs were repurchased), the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership that holds LYONs or common stock or a partner in such partnership, we urge you to consult your own tax advisors about the United States federal and other tax consequences to you of the purchase, ownership and disposition of the LYONs and the common stock.

    No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

    WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

    It is the opinion of counsel to Affiliated Managers Group, Goodwin Procter LLP, that the LYONs will be treated as indebtedness for United States federal income tax purposes.

TAX EVENT

    The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

U.S. HOLDERS

    The following discussion applies to you if you are a U.S. Holder.

    ORIGINAL ISSUE DISCOUNT. We issued the LYONs at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount ("OID"). You will be required to include OID in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

    The OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the LYON for each day during the taxable year or portion of a taxable year on which you hold the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The issue price is the initial offering price to investors (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period.

    Under these rules, you will have to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase your basis in the LYON.

    MARKET DISCOUNT. If you acquire a LYON for an amount that is less than the original issue price of such LYON plus any accrued OID, the amount of the difference will be treated as market discount for United States federal income tax purposes, unless such difference is less than a specified DE MINIMIS amount. Under the market discount rules, you will be required to treat any principal payment in respect of, or any gain recognized on the sale, exchange (other than pursuant to a conversion into common stock as to which the market discount carries over, as described below), retirement or other disposition of a LYON as ordinary income to the extent of the lesser of (1) the amount of such principal payment or recognized gain and (2) the accrued, but not previously taxed, market discount at the time of such payment or disposition. In addition, you may be required to defer, until the maturity of the LYON or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such LYON. In the event of a conversion of a LYON into common stock, any accrued but unrecognized market discount will carry over to the common stock and, upon the disposition of the common stock, any gain will be treated as interest income to the extent of the amount of accrued market discount as of the date of conversion.

    Any market discount generally will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the LYON, unless you irrevocably elect to accrue such market discount on the basis of a constant interest rate. In addition, you may elect to include market discount in income currently as it accrues. If you make such a current inclusion election, the rule described above regarding deferral of interest deductions will not apply. Once made, a current inclusion election applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

    Any amount included in income as market discount will increase your basis in the LYON. You should consult your own tax advisor regarding the application of the market discount rules to the LYONs.

    ACQUISITION PREMIUM. Your acquisition of a LYON subsequent to its original issue at an "acquisition premium" will reduce the amount of OID otherwise includible in gross income to reflect the acquisition premium. A LYON is purchased at an acquisition premium if, immediately after its purchase, its adjusted basis is greater than its adjusted issue price (as described above). If you purchase a LYON at an acquisition premium, you may reduce the amount of OID otherwise includible in income during an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted basis of the LYON to you immediately after your acquisition over the adjusted issue price of the LYON. The denominator of the fraction is the excess of the principal amount at maturity of the LYON over the LYON's adjusted issue price. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, you may elect to compute OID accruals by treating the purchase as if it were a purchase at original issuance and compute OID accruals by applying the mechanics of the constant-yield method. Any such election applies to all debt instruments acquired by you on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS.

    SALE, EXCHANGE, CONVERSION OR REDEMPTION. A conversion of a LYON into common stock and the use by us of common stock on a purchase date to repurchase a LYON (in case you require us to repurchase) will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the common stock received will be the same as your basis in the LYON at the time of conversion less any basis allocable to a fractional share. The holding period for the common stock received on conversion or repurchase will include the holding period of the converted or repurchased LYON, assuming each is held as a capital asset, except that the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the date of conversion or repurchase.

    If you elect to exercise your option to tender a LYON to us on a purchase date and we satisfy the purchase price in a combination of common stock and cash (other than cash received in lieu of a fractional share) you will recognize gain (but not loss) to the extent such gain does not exceed such cash. Such gain will generally be a capital gain, and will be a long-term capital gain if the tendered LYON is held for more than one year.

    If you elect to exercise your option to tender a LYON to us on a purchase date or a change in control purchase date and we deliver solely cash in satisfaction of the purchase price, you will recognize gain or loss, measured by the difference between the amount of cash transferred by us to you and your basis in the tendered LYON. Gain or loss recognized by the holder will generally be capital gain or loss, and will be long-term capital gain or loss if the tendered LYON is held for more than one year. You will be required to accrue ordinary income at the original OID rate, even if you later elect to exercise your option to tender a LYON to us at a discount to accreted value on the first purchase date and, if you so exercise, you will then recognize a capital loss.

    Your basis in the common stock received from us in exchange for the LYON will be the same as your basis in the LYON less any basis allocable to a fractional share. However, this basis will be decreased by the amount of cash, other than cash received in lieu of a fractional share, if any, received in exchange and increased by the amount of any gain recognized by you on the exchange, other than gain with respect to a fractional share. The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange assuming each is held as a capital asset. However, the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the purchase date.

    Cash received in lieu of a fractional share upon a tender of a LYON to us on a purchase date or on conversion should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis in the fractional share.

    Except as described above with respect to LYONs and as set forth in "--Market Discount," gain or loss upon a sale or exchange of a LYON or of common stock received upon a conversion or a repurchase of a LYON will generally be capital gain or loss, which will be long-term if the LYON or common stock is held for more than one year.

    In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitation.

    Your obligation to include in gross income the daily portions of OID with respect to a LYON will terminate prospectively on the date of conversion or repurchase of the LYON for common stock or cash or any combination thereof.

    DIVIDENDS. If you receive common stock, distributions on the common stock that are paid out of our current or accumulated earnings and profits generally will constitute dividends taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

    CONSTRUCTIVE DIVIDEND. If at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs although they would not actually receive any cash or other property.

    For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the conversion rate at our discretion will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of LYONs--Conversion Rights."

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Information reporting will apply to payments of interest (including accruals of OID) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a correct taxpayer identification number, and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Any amount withheld under the backup withholding rules will be allowable as a credit against your United States federal income tax, provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

    The following discussion applies to you if you are a Non-U.S. Holder.

    ORIGINAL ISSUE DISCOUNT AND DISPOSITION. In general and subject to the discussion below under "--Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax with respect to OID accrued on LYONs or gain upon the disposition of LYONs or shares of common stock if:

    - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

    - you are not a controlled foreign corporation that is related to us;

    - you are not a bank receiving interest described in Section 881(c) (3) (A) of the Code;

    - you certify your nonresident status by providing a Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the note through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries);

    - you are not an individual who is present in the United States for 183 days or more in the year of the sale, exchange or disposition of the LYONs or common stock; and

    - gain, if any, from a sale, exchange or disposition of the LYONs or common stock is not effectively connected (or deemed effectively connected by virtue of Section 897 of the Code) with the conduct by you of a U.S. trade or business.

    Dividends paid to you on common stock received in exchange for the LYONs will generally be subject to a withholding tax at a 30 percent rate (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) unless they are effectively connected with the conduct by you of a U.S. trade or business and you provide us with a Form W-8ECI.

    U.S. trade or business income will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U.S. corporation your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty).

    UNITED STATES FEDERAL ESTATE TAX. A LYON held by a nonresident alien individual at the time of death will not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such LYON (including OID) would not have been effectively connected with the conduct by such holder of a trade or business within the United States. Our common stock will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of the nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. If the LYONs, or shares of common stock into which LYONs have been converted, are held by you through a non-U.S., or non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the LYONs or shares of common stock are held by you through a U.S., or U.S. related, broker or financial institution and you fail to certify your nonresident status.

                            SELLING SECURITYHOLDERS

    We originally issued the LYONs in a private placement to the initial purchaser, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The LYONs were resold by the initial purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchaser to be qualified institutional buyers (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and common stock issuable upon conversion of the LYONs.

    Set forth below are the names of each selling securityholder, the principal amount of LYONs that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

    The following table sets forth information received by us on or prior to June 1, 2001. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their LYONs since the date on which the information regarding their LYONs was provided, in transactions exempt from the registration requirements of the Securities Act.

                                                                             NUMBER OF
                                        AGGREGATE PRINCIPAL                  SHARES OF
                                          AMOUNT OF LYONS     PERCENTAGE    COMMON STOCK   PERCENTAGE OF
                                         AT MATURITY THAT      OF LYONS     THAT MAY BE     COMMON STOCK
NAME                                        MAY BE SOLD       OUTSTANDING     SOLD(1)      OUTSTANDING(2)
----                                    -------------------   -----------   ------------   --------------
Double Black Diamond Offshore LDC.....     $  8,663,000            3.5%        100,660              *
Black Diamond Offshore Ltd............        1,875,000              *          21,787              *
All other holders of LYONs or future
  transferees, pledgees, donees or
  successors of any such
  holders(3)(4).......................      240,462,000           95.8%      2,794,047           11.1%
                                           ------------          -----       ---------           ----
    Total.............................     $251,000,000          100.0%      2,916,494           11.6%
                                           ============          =====       =========           ====

------------------------

*   Less than 1%.

(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    11.6195 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of the LYONs--Conversion Right." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 22,136,869 shares of common stock outstanding as of May 30, 2001. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

    We prepared the above table based upon information furnished to us by the selling securityholders. It may be the case that the information provided is incomplete as of the date it was provided. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any updated information that is brought to our attention will be set forth in prospectus supplements.

    Because the selling securityholders may offer all or some of their LYONs or the underlying common stock from time to time, we cannot estimate the amount of the LYONs or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

    The LYONs and the common stock are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

    We will not receive any of the proceeds from the offering of LYONs or the common stock by the selling securityholders. The selling securityholders, which term includes their transferees, pledgees, donees or successors in interest selling shares received from a named selling securityholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus, may sell all or a portion of the LYONs and common stock beneficially owned by them and offered hereby from time to time on any exchange or automated interdealer quotation system on which the securities are listed or in the over-the-counter market on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. The selling securityholders may also make sales through put or call option transactions. Alternatively, any of the selling securityholders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the LYONs and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common stock offered by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.

    The LYONs and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to prevailing market prices at the time of sale, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

    In connection with sales of the LYONs and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.

    To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any or all of the LYONs and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

    Our common stock trades on the New York Stock Exchange under the symbol "AMG." We do not, however, intend to apply for listing of the LYONs on any securities exchange or for quotation through

Nasdaq. Accordingly we cannot assure you of the development of liquidity or of any trading market for the LYONs.

    The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    The LYONs were issued and sold in a private placement to the initial purchaser, which sold the LYONs in May 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchaser and each holder; each holder has agreed to indemnify us, the initial purchaser and each other holder; and the initial purchaser has agreed to indemnify us and each holder, against certain liabilities arising under the Securities Act.

    The selling securityholders and any other person participating in such distribution will be subject to the Securities Exchange Act of 1934, as amended. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

    We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

    The validity of the LYONs and of the shares of common stock issuable upon conversion thereof has been passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of Affiliated Managers Group, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at http://www.sec.gov.

    We are "incorporating by reference" certain information we have filed with the SEC, which means that we can disclose important information by referring you to those documents. We consider the information incorporated by reference to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete.

    - Annual Report on Form 10-K for the year ended December 31, 2000.

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

    - Current Report on Form 8-K dated May 4, 2001.

    - The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 7, 1997, and any amendment or report filed for the purpose of updating such description.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Darrell W. Crate -- Senior Vice President, Chief Financial Officer and Treasurer
    Affiliated Managers Group, Inc.
    Two International Place, 23rd Floor
    Boston, MA 02110
    (617) 747-3300

    You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        AFFILIATED MANAGERS GROUP, INC.

                                  $251,000,000

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                            (ZERO COUPON -- SENIOR)

                                      AND
                             COMMON STOCK ISSUABLE
                          UPON CONVERSION OF THE LYONS

                                     [LOGO]

                                ---------------
                                   PROSPECTUS
                                ---------------

                                        , 2001

                   -TM-TRADEMARK OF MERRILL LYNCH & CO., INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 (This page has been left blank intentionally.)

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Affiliated Managers Group is paying all of the selling securityholders' expenses related to this offering. The following table sets forth the approximate amount of fees and expenses payable in connection with this Registration Statement and the distribution of the LYONs and shares of common stock registered hereby. All of the amounts shown are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee.........  $ 56,224
Trustee's fees and expenses.................................  $  5,000
Accounting fees and expenses................................  $ 15,000
Legal fees and expenses.....................................  $ 50,000
Printing and engraving......................................  $ 10,000
Miscellaneous...............................................  $    776
                                                              --------
Total.......................................................  $137,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    In accordance with the General Corporation Law of the State of Delaware,
Article VII of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the General Corporation Law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

    Article V of the Company's Amended and Restated By-laws provides for indemnification, to the fullest extent authorized by the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended; provided that no such amendment shall reduce the level of indemnity provided prior to such amendment), by the Company of its directors, officers and certain non-officer employees under certain circumstances against expenses (including, among other things, attorneys' fees, judgments, fines, taxes, penalties and amounts reasonably paid in settlement) incurred in connection with the defense or settlement or any threatened, pending or completed legal proceeding (or any claim, issue or matter therein) in which any such person is involved by reason of the fact that such person is or was a director, officer or employee of the Company if such person acted in good faith and in a manner he or she has reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

    The Amended and Restated Stockholders' Agreement, filed as Exhibit 10.1 to the Company's registration statement on Form S-1 (File No. 333-34679) filed on August 29, 1997, as amended (the "Form S-1"), provides for indemnification by the Company of certain stockholders of the Company and the controlling persons of such stockholders (several of whom are officers and directors of the Company) against certain liabilities arising under the securities laws in connection with sales of the

Company's common stock by such stockholders pursuant to the registration rights granted to them under the Amended and Restated Stockholders' Agreement.

    The Company also carries standard directors' and officers' liability insurance covering its directors and officers.

ITEM 16.  EXHIBITS

    The following exhibits are filed herewith or incorporated by reference herein:

       EXHIBIT
       NUMBER                                             EXHIBIT TITLE
---------------------              ------------------------------------------------------------
             4.1               --  Indenture between Affiliated Managers Group and First Union
                                   National Bank dated as of May 7, 2001(1)
             4.2               --  Registration Rights Agreement between Affiliated Managers
                                   Group and Merrill Lynch & Co.(1)
             4.3               --  Form of Liquid Yield Option Notes due 2021 (included in
                                   Exhibit 4.1)
             5.1               --  Opinion of Goodwin Procter LLP(2)
            12.1               --  Statement Regarding Computation of Ratio of Earnings to
                                   Fixed Charges(2)
            23.1               --  Consent of PricewaterhouseCoopers LLP(2)
            23.2               --  Consent of Goodwin Procter LLP (included in Exhibit 5.1)
            24.1               --  Powers of Attorney (included on signature pages hereto)
            25.1               --  Statement of Eligibility of Trustee on Form T-1(2)

------------------------

(1) Incorporated by reference to Exhibits 4.9 and 4.10, as applicable, to the Company's Quarterly Report on Form 10-Q for the three months ended
    March 31, 2001.

(2) Filed herewith.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered that remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 30th day of May, 2001.

                                                       AFFILIATED MANAGERS GROUP, INC.

                                                       By:  /s/ DARRELL W. CRATE
                                                            -----------------------------------------
                                                            Darrell W. Crate
                                                            SENIOR VICE PRESIDENT, CHIEF FINANCIAL
                                                            OFFICER
                                                            AND TREASURER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Darrell W. Crate such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----
/s/ WILLIAM J. NUTT                            Chairman of the Board of Directors
------------------------------------           and Chief Executive Officer            May 30, 2001
William J. Nutt                                (Principal Executive Officer)

                                               Senior Vice President, Chief
/s/ DARRELL W. CRATE                           Financial Officer and Treasurer
------------------------------------           (Principal Financial and               May 30, 2001
Darrell W. Crate                               Accounting Officer)

/s/ SEAN M. HEALEY
------------------------------------           President, Chief Operating Officer     May 30, 2001
Sean M. Healey                                 and Director

                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----
/s/ RICHARD E. FLOOR
------------------------------------                        Director                  May 30, 2001
Richard E. Floor

------------------------------------                        Director                  May 30, 2001
Stephen J. Lockwood

------------------------------------                        Director                  May 30, 2001
Harold J. Meyerman

/s/ RITA M. RODRIGUEZ
------------------------------------                        Director                  May 30, 2001
Rita M. Rodriguez

------------------------------------                        Director                  May 30, 2001
William F. Weld

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                             EXHIBIT TITLE
---------------------              ------------------------------------------------------------
             4.1               --  Indenture between Affiliated Managers Group and First Union
                                   National Bank dated as of May 7, 2001(1)
             4.2               --  Registration Rights Agreement between Affiliated Managers
                                   Group and Merrill Lynch & Co.(1)
             4.3               --  Form of Liquid Yield Option Notes due 2021 (included in
                                   Exhibit 4.1)
             5.1               --  Opinion of Goodwin Procter LLP(2)
            12.1               --  Statement Regarding Computation of Ratio of Earnings to
                                   Fixed Charges(2)
            23.1               --  Consent of PricewaterhouseCoopers LLP(2)
            23.2               --  Consent of Goodwin Procter LLP (included in Exhibit 5.1)
            24.1               --  Powers of Attorney (included on signature pages hereto)
            25.1               --  Statement of Eligibility of Trustee on Form T-1(2)

------------------------

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2001.

(2) Filed herewith.